SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       MCNEIL REAL ESTATE FUND XXVI, L.P.
                       (Name of Subject Company [Issuer])

                         HIGH RIVER LIMITED PARTNERSHIP
                                  CARL C. ICAHN
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction Valuation*:$8,307,232    Amount of filing fee: $1,662
--------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 86,533,671 Units of the Partnership (consisting of all outstanding Units) at $.096 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,662
Form or Registration No.: Schedule 14D1
Filing Party: High River Limited Partnership, Riverdale LLC and Carl C. Icahn Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                        AMENDMENT NO. 3 TO SCHEDULE 14D-1

     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company, and Carl C. Icahn (collectively, the "Reporting Person") relating to the tender offer by the Purchaser to Purchase any and all limited partnership units (the "Units") of McNeil Real Estate Fund XXVI, L.P., a California limited partnership, at a purchase price of $0.096 per Unit, net to the seller in cash, without interest, less the amount of distributions per Unit, if any, declared or made by the Partnership between August 15, 1996 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase") and in the related Assignment of Partnership Interest, as each may be amended from time to time (which together constitute the "Offer"), to include the information set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10. Additional Information.

     Item 10 (f) is hereby supplemented and amended as follows:

     The trial of the California Federal Action was held on Thursday, October 17, 1996. Judge Stephen V. Wilson denied the Related Partnerships' requests for a permanent and preliminary injunction to enjoin High River's tender offers and granted High River's request for an order directing the Related Partnerships to turn over current lists of unitholders to High River forthwith. The Related Partnerships had claimed that they were not required to provide the lists to High River because High River's tender offers were illegal, misleading and violative of the terms of various Related Partnership agreements. Judge Wilson directed the parties to submit proposals within the next two weeks regarding the terms of a final order. In the interim, Judge Wilson requested that High River submit a separate order requiring the Related Partnerships to immediately provide High River with the unitholder lists.

     The information set forth in Exhibit 26 attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following:

(c)

Exhibit 26. Press Release dated October 21, 1996

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1996


                         HIGH RIVER LIMITED PARTNERSHIP

                             By:  Riverdale LLC, General Partner

                         and

                         RIVERDALE LLC

                             By: /s/ ROBERT J. MITCHELL
                                -----------------------------------------------
                                     Robert J. Mitchell
                             Title:  Manager, Vice President and
                                     Treasurer

                                /s/ THEODORE ALTMAN
                                -----------------------------------------------
                                    Carl C. Icahn
                                By: Theodore Altman as Attorney-in-fact

                     [Signature Page for Amendment No. 3 to
              McNeil Real Estate Fund XXVI, L.P. Schedule 14D-1 and
             Amendment No. 3 to McNeil Real Estate Fund XXVII, L.P.
                                 Schedule 14D-1]

                                  EXHIBIT INDEX

                                                                     Page Number
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Exhibit 26. Press Release dated October 21, 1996